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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               Lante Corporation
                 ----------------------------------------------
                                (Name of Issuer)


                                   Common Stock
                 ----------------------------------------------
                         (Title of Class of Securities)


                                  516540-10-1
                 ----------------------------------------------
                                 (CUSIP Number)


                               December 31, 2001
                 ----------------------------------------------
              Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)
[ ]    Rule 13d-1(c)
[X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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--------------------                                           -----------------
CUSIP NO. 51645-10-1                  13G                      Page 2 of 6 Pages
--------------------                                           -----------------



--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
      Name: Mark Tebbe
-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
-------------------------------------------------------------------------------
      SEC USE ONLY
 3
-------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    U.S.A.
-------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            13,193,750
      SHARES       ------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    0
     OWNED BY
                   ------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             13,193,750
      PERSON       ------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    0
-------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    13,193,750
-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                         [X]
-------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11    33.9%
-------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12    IN
-------------------------------------------------------------------------------

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---------------------                                          -----------------
Cusip No. 516540-10-1                  13G                     Page 3 of 6 Pages
---------------------                                          -----------------

Item 1(a)         Name of Issuer:   Lante Corporation

      (b)         Address of Issuer's Principal Executive Offices:

                                    600 West Fulton Street, Suite 400
                                    Chicago, Illinois 60661

Item 2(a)         Name of Person Filing:
                                    Mark Tebbe

      (b)         Address of Principal Business Office:
                                    Lante Corporation
                                    600 West Fulton Street, Suite 400
                                    Chicago, Illinois 60661

      (c)         Citizenship:
                                    U.S.A.

      (d)         Title of Class of Securities:

                                    Common Stock, par value $0.01 per share

      (e)         CUSIP Number:
                                    516540-10-1

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

                  (a)      [__]     Broker or dealer registered under Section 15
                                    of the Exchange Act;

                  (b)      [__]     Bank as defined in Section 3(a)(6) of the
                                    Exchange Act;

                  (c)      [__]     Insurance company as defined in Section
                                    3(a)(19) of the Exchange Act;

                  (d)      [__]     Investment company registered under Section
                                    8 of the Investment Company Act;

                  (e)      [__]     An investment adviser in accordance with
                                    Rule 13d-1(b)(1)(ii)(E);

                  (f)      [__]     An employee benefit plan or endowment fund
                                    in accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g)      [__]     A parent holding company or control person
                                    in accordance with Rule 13d-1(b)(ii)(G);

                  (h)      [__]     A savings association as defined in Section
                                    3(b) of the Federal Deposit Insurance Act;





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Cusip No. 516540-10-1                   13G                    Page 4 of 6 Pages
---------------------                                          -----------------

                  (i)      [__]     A church plan that is excluded from the
                                    definition of an investment  company under
                                    Section 3(c)(14) of the Investment Company
                                    Act;

                  (j)      [__]     Group, in accordance with Rule 13d-1(b)(1)
                                    (ii)(J).

                  If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4   Ownership:


        (a)       Amount beneficially owned:

                  13,193,750*

        (b)       Percent of Class:

                  33.9%**

        (c)       Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                           13,193,750

                  (ii)     shared power to vote or to direct the vote:

                           0*

                  (iii) sole power to dispose or to direct the disposition of:

                           13,193,750

                  (iv) shared power to dispose or to direct the disposition of:

                           0*

* Includes 173,250 shares of common stock issuable upon exercise of options within 60 days of December 31, 2001. Does not include 335,976 shares of common stock held by the Lante Foundation, a non-profit organization, of which Mr. Tebbe is the Vice President and director. In such capacity, Mr. Tebbe shares voting and investment power with respect to the shares held by the foundation. Mr. Tebbe disclaims beneficial ownership of these shares.

** If the 335,976 shares of common stock as to which Mr. Tebbe disclaims beneficial ownership were included in the amount beneficially owned by Mr. Tebbe, he would be deemed to beneficially own 34.8% of the outstanding shares of common stock.

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Cusip No. 516540-10-1                   13G                    Page 5 of 6 Pages
---------------------                                          -----------------

Item 5   Ownership of Five Percent or Less of a Class:
                             Not Applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another Person:
                             Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                             Not Applicable.

Item 8   Identification and Classification of Members of the Group:
                             Not Applicable.

Item 9   Notice of Dissolution of Group:
                             Not Applicable.

Item 10  Certification:
                             Not Applicable.






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Cusip No. 516540-10-1                    13G                   Page 6 of 6 Pages
---------------------                                          -----------------

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2002.


/s/ Mark Tebbe
-------------------------------
    Mark Tebbe